Exhibit 99.1

i-80 Gold Begins Shipping of Granite Creek Ore to Nevada Gold Mines

RENO, Nev., July 5, 2022 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce that it has begun shipping ore from operations at the Granite Creek Mine to Nevada Gold Mines LLC ("NGM"), Twin Creeks processing facility, as per the Company's toll-milling agreement negotiated as a part of the acquisition of the Lone Tree property. This shipment represents another major milestone achieved, ahead of schedule, in i-80's 2022 comprehensive plan (see press release dated January 12, 2022).

"This milestone is another key achievement realized by the i-80 operations team, who's hard work and focus has paved the way to make this historic event possible", stated Matt Gili, President & COO of i-80. "The goal now is to continue to advance development, ramping up mining to 450 tons per day by the end of the year and further accelerate mining in 2023 to achieve our target of 1,000 tons per day in H2-2023."

Figure 1 – First Ore Leaving Granite Creek (CNW Group/i-80 Gold Corp)

Given timing of the testing of the initial ore sent to NGM under the toll-milling agreement, and an initial blending program by NGM, the Company does not expect to report ounces from Granite Creek until the fourth quarter of 2022.

The Granite Creek Property is strategically located proximal to Nevada Gold Mines' Turquoise Ridge and Twin Creeks mines at the north end of the Battle Mountain-Eureka Trend, at its intersection with the Getchell gold belt in Nevada (See Figure 2). High-grade mineralization occurs in a near-identical geological setting as that at the multi-million-ounce Turquoise Ridge Mine located immediately to the north; proximal to a major regional fault (the Getchell or Range Front fault) on the eastern edge of the large Osgood Mountains intrusive complex.  The Granite Creek deposit remains open at depth and along strike from the existing underground workings and step-out drilling aimed at expanding resources is currently underway.

Figure 2 – Property Location Map (CNW Group/i-80 Gold Corp)

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio anticipated to be processed at the centrally located Lone Tree processing facility and autoclave.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Granite Creek and the potential of the Granite Creek Property. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

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%CIK: 0001853962

For further information: Please contact: Ewan Downie - CEO; Matt Gili - President & COO; Matthew Gollat - EVP Business & Corporate Development, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 05-JUL-22